February 28, 2014

JPMorgan Trust I

270 Park Avenue

New York, NY 10017

Dear Sirs:

J.P. Morgan Investment Management Inc, JPMorgan Funds Management, Inc. and JPMorgan Distribution Services, Inc. (collectively, “JPMorgan Service Providers”) hereby agree to waive fees owed to each JPMorgan Service Provider or to reimburse the Fund listed on Schedule A for the time periods so indicated. The JPMorgan Service Providers will waive fees or reimburse expenses to the extent total operating expenses (including those of its subsidiary, JPM Commodities Strategy Fund, Ltd.) exceed the rate of average daily net assets also indicated on Schedule A. This expense limitation does not include acquired fund fees and expenses, dividend expenses on securities sold short, interest, taxes, expenses related to litigation and potential litigation, extraordinary expenses not incurred in the ordinary course of the Fund’s business and expenses related to the J.P. Morgan Funds’ Board of Trustees deferred compensation plan.

The JPMorgan Service Providers understand and intend that the Fund will rely on this agreement in preparing and filing its registration statements on Form N-1A and in accruing the Fund’s expenses for purposes of calculating net asset value and for other purposes, and expressly permit the Fund to do so.

Please acknowledge acceptance on the enclosed copy of this letter.

Very truly yours,

J.P. Morgan Investment Management Inc. JPMorgan Funds Management, Inc. JPMorgan Distribution Services, Inc.

By:

Accepted by: JPMorgan Trust I

By:

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SCHEDULE A

Fund Name	Class	Fiscal Year End	Expense Cap	Expense Cap Period End
JPMorgan Commodities Strategy Fund	Class A	October 31	1.25%	February 28, 2015
	Class C		1.75%	February 28, 2015
	Select		1.00%	February 28, 2015
	Class R6		0.85%	February 28, 2015

2